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                  [STATE FINANCIAL SERVICES CORPORATION LOGO]
                           10708 WEST JANESVILLE ROAD
                         HALES CORNERS, WISCONSIN 53130

November 1, 2002

To Our Shareholders:

     State Financial Services Corporation (the "Company") is offering to purchase up to 700,000 shares of its common stock (the "Shares") from existing shareholders. The Shares will be purchased at a price not greater than $16.50 nor less than $14.00 per Share in cash, without interest. The Company is conducting the tender offer through a procedure commonly referred to as a "Dutch Auction." This allows you to select the price within the specified price range at which you are willing to sell your Shares to the Company.

     On October 29, 2002, the last trading day prior to the announcement of the tender offer, the closing price for our common stock on the Nasdaq National Market was $14.575 per share. Any shareholder tendering shares directly to the Depositary, whose Shares are purchased in the offer, will receive the net purchase price in cash and will not incur the usual transaction costs associated with open-market sales. Any shareholders owning an aggregate of less than 100 Shares whose Shares are properly tendered directly to the Depositary and purchased pursuant to the offer will avoid the applicable odd lot discounts generally payable on sales of odd lots.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

     Neither the Company nor our Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares. Each shareholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares should be tendered. The Company has been advised that none of our directors or executive officers intend to tender Shares in the offer.

     If you have any questions or need assistance tendering your shares, please call the Information Agent, D. F. King & Co., Inc., toll-free at (800) 848-3402.

                                          Sincerely,

                                          /s/ Michael Falbo

                                          Michael J. Falbo
                                          President and Chief Executive Officer